Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE THIRD QUARTER ENDED
APRIL 25, 2015

Contact:	John Van Orden, CFO
(973) 467-2200
john.vanorden@wakefern.com

Springfield, New Jersey – June 3, 2015 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the third quarter ended April 25, 2015.

Net income was $13,206,000 in the third quarter of fiscal 2015 compared to $3,188,000 in the third quarter of the prior year. The third quarter of fiscal 2015 includes a tax benefit of $7,293,000 as a result of the settlement reached with the New Jersey Division of Taxation, while the third quarter of the prior year includes pre-opening costs for the replacement store in Union of $316,000 (net of tax) and a higher tax rate due to $440,000 of accrued interest and penalties related to the New Jersey tax dispute. Excluding these items from both fiscal years, net income increased 50% in the third quarter of fiscal 2015 compared to the third quarter of the prior year due primarily to the impact of the Union replacement store, the 2.2% same store sales increase and higher gross margin percentages.

Sales were $387,100,000 in the third quarter of fiscal 2015, an increase of 3.9% compared to the third quarter of the prior year.  Sales increased due to the opening of the Union replacement store on April 30, 2014 and a same store sales increase of 2.2%. Same store sales increased 2.2% due to improved sales in the greater Morristown replacement store, higher average transaction size and increased customer counts.  The Company expects same store sales in fiscal 2015 to range from a 1.5% to 2.5% increase.

Gross profit as a percentage of sales increased to 27.67% in the third quarter of fiscal 2015 compared to 26.96% in the third quarter of the prior year primarily due to lower promotional spending, increased departmental gross margin percentages and decreased warehouse assessment charges from Wakefern. These increases were partially offset by lower patronage dividends.
Operating and administrative expense as a percentage of sales decreased to 23.47% in the third quarter of fiscal 2015 compared to 23.76% in the third quarter of the prior year primarily due to lower repair costs, payroll and advertising spending. In addition, the prior year included pre-opening costs for the Union replacement store. These decreases were partially offset by increased workers compensation costs.

Net income was $23,688,000 in the nine-month period of fiscal 2015 as compared to a net loss of $825,000 in the nine-month period of the prior year. Fiscal 2015 includes a charge to write-off all remaining insurance receivables related to Superstorm Sandy of $1,340,000 (net of tax) and a tax benefit of $6,452,000 related to settlement of the New Jersey tax dispute, net of interest and penalties accrued in fiscal 2015 prior to settlement. Fiscal 2014 included $10,052,000 in income tax charges related to tax positions taken in prior years as a result of the unfavorable ruling by the New Jersey Tax Court, a higher tax rate due to $1,163,000 in accrued interest and penalties relating to the New Jersey tax dispute, a $2,012,000 (net of tax) charge for future lease obligations due to the closure of the Morris Plains store and pre-opening costs for the replacement stores in greater Morristown and Union of $1,015,000 (net of tax).  Excluding these items, net income increased 38% in the nine-month period of fiscal 2015 compared to the nine-month period of the prior year primarily due to the impact of the greater Morristown and Union replacement stores, a 2.0% same store sales increase and higher gross margin percentages.

Income Tax Settlement

On February 27, 2015, the Company reached an agreement with the New Jersey Division of Taxation whereby the Company paid $33,000,000 in March 2015 to settle the disputes with the Division over nexus and the deductibility of certain payments between subsidiaries for fiscal years 2000 through 2014. Net of federal benefit, the total cash outflow as a result of the settlement is expected to be $21,000,000. Under the terms of the agreement, the Company withdrew its appeal of the Tax Court opinion on the nexus dispute. In addition, the case pending on the deductibility of certain payments between subsidiaries has been dismissed and the Division has withdrawn the related assessments. The Company recorded an income tax benefit of $7,293,000 in the fiscal quarter ending April 25, 2015 to reverse the remaining unrecognized tax benefits and related interest and penalties in excess of the settlement.
Village Super Market operates a chain of 29 supermarkets under the ShopRite name in New Jersey, Maryland and northeastern Pennsylvania.

Forward Looking Statements
All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: local economic conditions; uninsured losses; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; the success of establishing ShopRite’s presence in the Maryland market; and other factors detailed herein and in the Company’s filings with the SEC.

VILLAGE SUPER MARKET, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended		39 Weeks Ended
	April 25, 2015	April 26, 2014	April 25, 2015	April 26, 2014

Sales	$387,100	$372,511	$1,178,035	$1,121,798

Cost of sales	280,002	272,074	857,008	822,297

Gross profit	107,098	100,437	321,027	299,501

Operating and administrative expense	90,848	88,524	272,307	264,960

Depreciation and amortization	5,676	5,516	17,573	16,038

Operating income	10,574	6,397	31,147	18,503

Interest expense	(1,133)	(916)	(3,404)	(2,673)

Interest income	603	659	1,829	2,008

Income before income taxes	10,044	6,140	29,572	17,838

Income taxes	(3,162)	2,952	5,884	18,663

Net income (loss)	$13,206	$3,188	$23,688	$(825)

Net income (loss) per share:
Class A common stock:
Basic	$1.05	$0.26	$1.89	$(0.06)
Diluted	$0.93	$0.23	$1.68	$(0.06)

Class B common stock:
Basic	$0.68	$0.17	$1.23	$(0.05)
Diluted	$0.68	$0.17	$1.22	$(0.05)

Gross profit as a % of sales	27.67%	26.96%	27.25%	26.70%

Operating and administrative expense as a % of sales	23.47%	23.76%	23.12%	23.62%